SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

December 3, 2013

Mr. Jay E. Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C.20549-4631

Re:	Songbird Development Inc. Registration Statement on Form S-1 Filed September 16, 2013 File No. 333-191175

Dear Mr. Ingram,

Thank you for the review of our registration statement.   We have amended our registration statement in response to your comments, please see our answers below:

General

1.
Notwithstanding your assertions on pages 24 and 29 that you are not a blank check company because you have a specific business plan or purpose and that you have not had preliminary contact or discussions or any present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company about the possibility of an acquisition or merger, disclosures indicate that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

For the reasons below, we do not believe that the Registrant is a blank check company. According to the language of Rule 419, a blank check company “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…” We have researched the market place and believe that we have provided a detailed business plan including the budget we have developed, a description of our services, our marketing plan and discussions of competition and risk factors associated with our industry.  Management continues to move forward while the website is being developed to a point that we are able to process and fulfill online orders.  In the meantime we have fulfilled orders for a company for revenues of $45,830, continue to order from our vendors as orders are received and established our U.S. office as much as we can until we receive funding from the offering.  The Company has no plans to merge with another company as a “blank check company” would do; we plan to implement our business plan as set forth in the Registration Statement.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

2.
Advise us of all other registration statements of companies for which your sole director and officer may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Mr. Igor Kaspruk has never acted as a promoter or had controlling interest in any other company that has filed a registration statement.

3.
Revise disclosure throughout the registration statement to state that you are a shell company as it appears from your disclosure that you have no operations and no non-cash assets. See Rule 405 of Regulation C under the Securities Act. Additionally, disclose the consequences of your shell company status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Additionally, disclose your shell company status on the prospectus’ outside front cover page, and add a related risk factor.

For the same reasons outlined in Comment #1, we do not believe that we are a shell company. We have researched the market place and believe that we have provided a detailed business plan including the budget we have developed, a description of our services, our marketing plan and discussions of competition and risk factors associated with our industry.  Management continues to move forward while the website is being developed to a point that we are able to process and fulfill online orders.  In the meantime we have fulfilled orders for a company for revenues of $45,830, continue to order from our vendors as orders are received and established our U.S. office as much as we can until we receive funding from the offering.  The Company has no plans to merge with another company as a “shell company” would do; we plan to implement our business plan as set forth in the Registration Statement.

4.	Please correct the references to Mr. Igor Kaspruk throughout the registration statement where you refer to him as “her” or “she.”

The references have been corrected.

Prospectus’ Outside Front Cover Page

5.
We note the disclosure that the offering will begin on the date upon which this prospectus is declared effective. Please revise to indicate that the offering will begin on the date upon which this registration statement is declared effective.

Revised to indicate that the offering will begin on the date upon which this registration statement is declared effective.

6.	Please highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

The reference to the risk factor section has been bolded.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

Risk Factors, page 9

7.	Disclosure on page 48 indicates that Mr. Kaspruk, your sole director and officer, is a non- U.S. resident. Please add a risk factor in which you discuss an investor’s ability:

 To effect service of process within the United States against Mr. Kaspruk.

 To enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against Mr. Kaspruk in the United States.

 To enforce in a non-U.S. court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against Mr. Kaspruk.

 To bring an original action in a non-U.S. court to enforce liabilities based upon the U.S. federal securities laws against Mr. Kaspruk.

Additionally, if applicable, please provide risk factor disclosure on any bank account of the company or Mr. Kaspruk which is located in a non-U.S. jurisdiction and how that might affect an investor’s ability to enforce judgments and civil liabilities.

A risk factor has been added to address all of the points noted above, with the exception that the company does not have a bank account outside of the U.S.

If we are unable to obtain the necessary financing to implement our business plan,,,, page 10

8.
Please quantify the known or estimated amount of significant, additional funds that you will need to raise for the future development of your business and to respond to unanticipated requirements or expenses.

Revised to estimate the amount of funds we believe we will need each month.

Because we will import our products from China…, page 12

9.
If applicable, enhance this risk factor to describe the impact that foreign currency exchange fluctuations will have on your business. To the extent material, describe in the business section any Chinese governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K, and, if appropriate, include risk factor disclosure describing the risks relating to your business as a result of any Chinese governmental regulations or restrictions.

New risk factors have been added to describe the impact that foreign currency exchange fluctuations will have on our business and describing the risks to our business as a result of any Chinese governmental regulations or restrictions.

Price competition could negatively affect our gross margins, page 12

10.	This risk factor refers to risks that could apply to any offering. Please revise to tailor the risk factor to your offering. See Item 503(c) of Regulation S-K.

The risk factor has been removed as it could apply to any offering.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

Our insider beneficially owns a significant portion of our stock…, page 13

11.
Please revise the heading and body of this risk factor to clarify that Mr. Kaspruk will have control over all matters on which stockholders vote by virtue of his ownership of a majority of your common stock.

The risk factor heading and body have been revised.

Use of Proceeds, page 20

12.	We note the table showing varying levels of success of the offering. Since this is a best efforts offering, please include language clarifying that:

 The offering scenarios presented are for illustrative purposes only.
 The actual amount of proceeds, if any, may differ.

The language has been clarified as noted.

13.
Please add a caption “Total Expenditures” to the row showing that data. Similarly, add a caption “Total Expenditures” to the row showing that data on page 2 and ensure that the data shown in the tables on pages 20 and 27 are consistent.

The caption has been added and the table on page 27 has been adjusted to be consistent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

14.
Clarify to what extent the phases that you describe on pages 24-25 contemplate using proceeds from this offering, proceeds from the sale of shares to Mr. Kaspruk, or both, with a view to understanding how you intend to use the $4,000 of proceeds that you received from Mr. Kaspruk.

We have clarified that the funds generated from the sale of shares to Mr. Kaspruk, $4,000, will be utilized to pay any overages in offering expenses.

Commence Advertising/Marketing Campaign
Time Frame: 6th-12th months, page 25

15.
Disclosure that you plan to spend $2,000 if 25% of the shares are sold is inconsistent with the disclosure in the table on page 20 that you plan to spend $1,100 if 25% of the shares are sold. Please reconcile the disclosures.

The disclosure on page 25 has been corrected.

General administrative costs, page 25

16.
Disclosure that you plan to spend $4,590 if 50% of the shares are sold, $7,090 if 75% of the shares are sold, and $8,090 if 100% of the shares are sold is inconsistent with the disclosure in the table on page 20 that you plan to spend $3,600 if 50% of the shares are sold, $6,100 if 75% of the shares are sold, and $7,100 if 100% of the shares are sold. Please reconcile the disclosures.

The disclosure on page 25 has been corrected to reconcile with the table on page 20.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

Expenditures and Plan of Operation for the Remainder of Fiscal 2013, page 26

17.
Disclosure that you expect to incur $2,000-$37,000 in advertising/marketing expenses and $0-$8,090 in general administrative costs in the next 12 months is inconsistent with disclosure in the table on page 20 that you expect to incur $1,100-$37,000 in advertising expenses and $0-$7,100 in general administrative costs in the next 12 months. Please reconcile the disclosures.

The disclosure on page 26 has been corrected to reconcile with the table on page 20.

Liquidity and Capital Resources, page 27

18.
The offering expense data relating to publishing/Edgarizing and transfer agent and for the net after offering expenses are inconsistent with the data shown in the table on page 20. Please reconcile the disclosures.

The disclosure on page 27 has been corrected to reconcile with the table on page 20.

19.
The expenditure data for maintaining reporting status if 100% of the shares are sold, for advertising/marketing if 25% of the shares are sold, and for general administrative costs if 50%, 75%, and 100% of the shares are sold are inconsistent with the data shown in the table on page 20. Please reconcile the disclosures.

The disclosure on page 27 has been corrected to reconcile with the table on page 20.

In General, page 29

20.	Please disclose how your retail and wholesale pricing for your products will compare to that of competing products.

Disclosure has been provided on how our pricing will compare to that of competing products.

Product Overview or History of Cutlery products…, page 30

21.
Please provide the basis for your assertions under this heading and elsewhere in the registration statement. As illustrative examples only, we note the assertions relating to advantages of your stainless steel knife products and your ceramic knife products and the assertion that your supplier represents the oldest and well known Chinese cutlery manufacturers.

Disclosure has been added that the perceived advantages are based on Management’s research, primarily on the internet and from speaking with the suppliers of our product.

22.
Please disclose whether the assertions and representations under this heading are based upon management’s belief, industry data, reports, articles, or any other source. If an assertion or representation is based upon management’s belief, so indicate, and include an explanation for the belief’s basis. Alternatively, if the information is based upon reports or articles, disclose the source of the information in the registration statement, and provide us copies of those documents, marked appropriately to highlight the sections relied upon.

Disclosure has been added that the assertions and representations are based on Management’s research, primarily on the internet and from speaking with the suppliers of our product.  We have noted the internet websites where we relied upon information.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

Agreements with our suppliers…, page 33

23.           Please disclose the duration of your two supply agreements.

Disclosed that both agreements are for a three year term.

Compliance with Government Regulation, page 33

24.
If material, disclose the nature of any government regulation relevant to distribution in North America. See subparagraphs (viii) and (ix) of Item 101(h)(4) of Regulation S-K. Additionally, expand the disclosure to clarify your reference to the construction and operation of a facility.

Disclosure revised to better address the compliance issues.

Facilities, page 34

25.
We note the disclosure on page 24 that you plan to set up an office in the United States upon completion of this offering. Please revise this section to describe your intended geographic reach for that office. Additionally, describe any anticipated physical property required for the salesperson that you intend to hire if 100% of the shares are sold. See Item 102 of Regulation S-K.

In October 2013 we signed a one year lease for office space located at 5803 SE Gladstone Street, Portland, OR 97206.  This site will serve as our U.S. shipping site and after we obtain funding we will obtain the necessary office equipment to set up the office for further operations.  We pay $500 a month for the Portland office.  If we obtain all of our funding and are able to hire a salesperson the office will be used by that salesperson.

Director, Executive Officer, Promoter and Control Person, page 36

26.
Please elaborate on Mr. Kaspruk’s “vast knowledge, communication skills and passion for entrepreneurship.” Note that Item 401(e)(1) of Regulation S-K requires you to discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you in light of your business and structure at the time that the disclosure is made.

The disclosure has been revised.

Potential Conflicts of Interest, page 37

27.
Disclosure that functions performed by an audit or compensation committee are performed by your directors, both of whom also serve as your officers, is inconsistent with disclosure throughout the registration statement that you have a sole director and officer. Please reconcile the disclosures.

The disclosure on page 37 has been corrected.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

Plan of Distribution, page 41

28.
Elaborate on the manner in which the securities will be offered by Mr. Kaspruk, your sole director and officer. For example, clarify whether Mr. Kaspruk will solicit investors through direct mailings, exclusively through personal contact, or investment meetings. Provide us copies of any materials that Mr. Kaspruk intends to use to solicit investors. Additionally, describe Mr. Kaspruk’s experience, if any, in selling securities to potential investors, and disclose any related risks to this offering in the risk factors section.

We have stated that Mr. Kaspruk will offer the shares to friends, family members, and business associates but that he has no experience selling securities. There are no copies of any materials he will use to solicit investors. The risk factor “We are selling this offering without an underwriter and may be unable to sell any shares” has been expanded to include a statement that Mr. Kaspruk has no experience in selling securities.

Offering Period and Expiration Date, page 41

29.
Disclosure that the offering will begin on the date that the registration statement is declared effective and continue for a period of one year is inconsistent with disclosure on the prospectus’ outside front cover page that the offering will begin on the date that the prospectus is declared effective and continue for 180 days. Please reconcile the disclosures.

The disclosure on page 41 has been corrected to reconcile with the cover page.

Procedures for Subscribing, page 41

30.	Please file a form of subscription agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Subscription Agreement filed as an exhibit.

Legal Address

31.	Please provide counsel’s address as required by paragraph 26 of Schedule A to the Securities Act.

Counsel’s address has been provided.

Undertakings

32.	Please include the undertaking required by Item 512(h) of Regulation S-K if you intend to request acceleration of the registration statement’s effectiveness under Rule 461 under the Securities Act.

Revised to include undertaking required by Item 512 (h) of Regulation S-K.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610
Report of Independent Registered Public Accounting Firm, page F-1

33.
Please revise to provide an audit report that refers to the proper balance sheet date, July 31, 2013. The revised audit report should also refer to the proper period from December 27, 2012 (inception) through July 31, 2013.

The auditor has provided a corrected audit report.

Balance Sheet

34.
We note the description of securities on page 42. In the stockholder’s equity section, please adjust the authorized common shares to read 70,000,000, if accurate, and separately disclose the 5,000,000 shares of preferred stock with no shares issued and outstanding. Also, similarly incorporate these comments in Note 7 – Stockholder’s Equity, page F-8, for a proper portrayal of the authorized common and preferred stock for prospective investors.

The registration statement has been corrected throughout to disclose only the 75,000,000 share of authorized common stock, there are no preferred shares authorized by the Articles of Incorporation.

Exhibits

35.	Please include as an exhibit to the registration statement a specimen of your common stock.

We do not currently have a specimen of our common stock.

The company acknowledges that:

 Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

 The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

 The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide further information upon request.

Sincerely,

/s/  Igor Kaspruk
Igor Kaspruk
President